Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-167421

PROSPECTUS SUPPLEMENT
(To Syndicated Community Offering Prospectus
dated August 9, 2010)

(Proposed holding company for Northfield Bank)

This supplements the syndicated community offering prospectus of Northfield Bancorp, Inc. dated August 9, 2010. This prospectus supplement should be read together with the syndicated community offering prospectus.

We are commencing a syndicated community offering.

We are conducting a syndicated community offering of shares not subscribed for in the subscription and community offerings. The syndicated community offering is being conducted through a syndicate of broker-dealers managed by Sandler O’Neill & Partners, L.P., the sole book-running manager for the syndicated community offering, and Keefe, Bruyette & Woods, Inc., co-manager for the syndicated community offering. The syndicated community offering will be conducted on a best efforts basis, and neither Sandler O’Neill & Partners, L.P., Keefe, Bruyette & Woods, Inc. nor any other member of the syndicate group are required to purchase any shares in the offering. Anyone purchasing common stock in the syndicated community offering is subject to the new purchase limitations described below and is otherwise subject to all applicable terms and conditions disclosed in our syndicated community offering prospectus dated August 9, 2010. We retain the right to accept or reject in whole or in part any order in the syndicated community offering.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by the members of Northfield Bancorp, MHC (depositors of Northfield Bank) and the stockholders of Northfield Bancorp, Inc., (2) receipt of final regulatory approvals, including approval of an updated appraisal, and (3) the sale of at least 26,350,000 shares of common stock, which is the minimum of our offering range.

We are increasing the number of shares that you may purchase in the offering.

To facilitate the sale of additional shares, we have increased the number of shares that you may purchase. The maximum amount that any person, either individually or together with their associates or persons acting in concert, may purchase is 5% of the common stock sold in the offering (1,317,500 shares at the minimum of the offering range and 1,782,500 shares at the maximum of the offering range). The purchase limitation may be further increased to 9.99% of the common stock sold in the offering, provided that orders for shares of common stock exceeding 5% of the shares sold in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering. These purchase limitations apply to purchases made in the subscription, community or syndicated community offerings. If you have purchased shares of common stock in the subscription, community and syndicated community offerings, your total orders must comply with the purchase limitations set forth above.

The ownership limitations for current Northfield Bancorp, Inc. stockholders disclosed in the syndicated community offering prospectus remain unchanged.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 15, 2010